UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

     Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

COMPANIA CERVECERIAS UNIDAS S.A.
(Exact name of Registrant as specified in its charter)
UNITED BREWERIES COMPANY, INC.
(Translation of Registrant’s name into English)

Republic of Chile
(Jurisdiction of incorporation or organization)
Vitacura 2670, 23rd floor, Santiago, Chile
(Address of principal executive offices)
 _________________________________________

Securities registered or to be registered pursuant to section 12(b) of the Act.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

CCU REPORTS CONSOLIDATED SECOND QUARTER 2011 RESULTS (1)

SECOND QUARTER

Net sales up 5.9%, EBIT(2) down 40.7%, EBITDA(3) down 28.7%
Net profit(4) down 50.5% to CLP 32.0 per share

YTD

Net sales up 10.0%, EBIT(2) up 5.1%, EBITDA(3) up 5.9%
Net profit(4) up 2.6% to CLP 174.9 per share

SECOND QUARTER BEFORE NON RECURRING ITEMS (NRI)

EBIT(2) down 26.2%, EBITDA(3) down 16.3%
Net profit(4) down 39.7% to CLP 32.0 per share

YTD BEFORE NRI

EBIT(2) down 2.4%, EBITDA(3) up 0.1%
Net profit(4) down 5.8% to CLP 149.6 per share

(Santiago, Chile, August 3, 2011) -- CCU announced today its consolidated financial results for the second quarter ended June 30, 2011. (5)

COMMENTS FROM THE CEO

CCU faced difficult comparables in Q2’11 with Q2’10 mainly for three reasons. First, after the February earthquake and once we resumed production in the Santiago brewery, sales by volume experienced a remarkable increase due to the recuperation of inventory throughout the distribution chain and to significant consumption acceleration. Thus, consolidated volume grew 9.7% in Q2’10. Notwithstanding, in Q2’11 consolidated volume grew 2.4%, pushed by Beer Argentina (+6.5%) and Non alcoholic beverages (+4.9%), which offset the drop

(1)

 Statements made in this press release that relate to CCU’s future performance or financial results are forward-looking statements, which involve known and unknown risks and uncertainties that could cause actual performance or results to materially differ. We undertake no obligation to update any of these statements. Persons reading this press release are cautioned not to place undue reliance on these forward-looking statements. These statements should be taken in conjunction with the additional information about risk and uncertainties set forth in CCU’s annual report on Form 20-F filed with the US Securities and Exchange Commission and in the annual report submitted to the SVS and available in our web page.

(2)

EBIT stands for Earnings Before Interest and Taxes, and corresponds to profit before Taxes, Interests, Results of indexed units, Share of profits of associates and joint ventures and profits/(losses) on exchange rate differences.

(3)	EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on IFRS principles. For more detail, please see full note before Exhibits.
(4)	Net profit attributable to parent company shareholders as per IFRS.
(5)	All the comments below refers to Q2’11 figures compared to Q2’10, under IFRS.

in volumes in the other segments. Second, a price rally started at the beginning of 2011 affecting raw material, fuel and electricity, and caused a reduction in the margins this quarter. The mitigant actions, namely cost reductions and price increases, will render full effect in the coming quarters. Third, in Q2’10 we had a non recurring item related to a real estate profit, amounting CLP 6,670 million.

In all, the Gross profit increased 1.2% despite the increase in COGS although not enough to maintain the gross margin. The full effect of some price increases, which took place at the end of Q2’11, will improve the margin tendency in Q3’11 and Q4’11. With regards to the 12.5% MSD&A increase, it is mostly due to higher expenses in Beer Argentina related to inflationary pressures, to exchange rates conversion and to the expenses of the cider business acquired in December 2010. The MSD&A expenses in Chile increased 3.7% above inflation which is explained mostly by higher cost of distribution.

Thinking about the second semester’s performance, the volume comparison is still demanding in Q3’11 since this quarter in 2010 consolidated volume grew 8.7%; less so in Q4 when it increased 4.5%. Given these facts and the relevance of Q4 in the full year results, we expect to improve our margins and growth path throughout the rest of the year.

CONSOLIDATED INCOME STATEMENT HIGHLIGHTS (Exhibits 1 & 2)

NET SALES

Q2’11

Total Net sales increased 5.9% to CLP 191,389 million as a result of 2.4% higher consolidated volumes and 3.4% higher average price. Volumes increased in the segments Beer Argentina (+6.5%) and in the Non-alcoholic beverages (+4.9%); these volume increases compensated the 6.5% decrease in Wine, 2.9% in Beer Chile and 2.5% in Spirits. The higher average price is mainly explained by a 12.4% increase in the average price of Beer in Argentina, 4.6% in Non-alcoholic beverages, 2.7% in Spirits, 2.6% in Wine and 2.4% price increase in Beer Chile. Prices increased mainly due to price adjustments to compensate higher cost of raw material, energy and fuel in the last 12 months and to more premium products in the mix.

2011	Accumulated Net sales increased 10.0% amounting to CLP 433,651 million, as a result of 4.5% higher consolidated volumes and 5.3% higher average prices.

* Percentage calculations exclude “Other/Eliminations”

Net sales by segment

	Q2 (million CLP)
	2011		2010		% Chg.
Beer Chile	57,753	30.2%	58,615	32.4%	-1.5%
Beer Argentina	34,518	18.0%	29,542	16.3%	16.8%
Non-alcoholic beverages	51,299	26.8%	46,598	25.8%	10.1%
Wine	35,102	18.3%	36,671	20.3%	-4.3%
Spirits	10,835	5.7%	11,006	6.1%	-1.6%
Other/Eliminations	1,882	1.0%	-1,684	-0.9%	-
TOTAL	191,389	100.0%	180,748	100.0%	5.9%

	YTD (million CLP)
	2011		2010		% Chg.
Beer Chile	144,527	33.3%	135,907	34.5%	6.3%
Beer Argentina	86,593	20.0%	74,088	18.8%	16.9%
Non-alcoholic beverages	117,417	27.1%	106,332	27.0%	10.4%
Wine	63,539	14.7%	63,101	16.0%	0.7%
Spirits	19,676	4.5%	18,814	4.8%	4.6%
Other/Eliminations	1,900	0.4%	-3,842	-1.0%	-
TOTAL	433,651	100.0%	394,400	100.0%	10.0%

GROSS PROFIT

Q2’11

Increased 1.2% to CLP 95,061 million as a result of 5.9% higher Net sales, partially offset by 11.0% higher Cost of goods sold (COGS) which amounted to CLP 96,328 million. As a percentage of Net sales, the COGS increased from 48.0% in Q2’10 to 50.3% in Q2’11. Consequently, the Gross profit, as a percentage of Net sales, decreased from 52.0% in Q2’10 to 49.7% this quarter.

2011	Increased 6.7% to CLP 229,789 million and, as a percentage of Net sales, the consolidated Gross profit decreased from 54.6% to 53.0% when compared to 2010.

EBIT

Q2’11

Decreased 40.7% to CLP 20,155 million despite the higher Gross profit, due to higher Marketing/Selling, Distribution and Administrative expenses (MSD&A) and to the absence of a Non recurring item (NRI) corresponding to a real estate sale in 2010. MSD&A expenses increased in Q2’11 by 12.5%, to CLP 75,211 million. MSD&A expenses, as a percentage of Net sales increased from 37.0% in Q2’10 to 39.3% in Q2’11. Isolating the non recurring item (NRI) which generated a one time profit before taxes of CLP 6,670 million during the second quarter 2010, the consolidated EBIT margin decreased from 15.1% in Q2’10 to 10.5% in Q2’11.

2011

Increased 5.1% amounting to CLP 86,050 million due to a higher NRI positive effect this year. The CLP 12,683 million positive effect of the insurance settlement during the first quarter 2011 almost doubled the CLP 6,670 million for the sale of the site in Lima during the second quarter 2010. The accumulated EBIT before NRI decreased 2.4% and its margin decreased from 19.1% in 2010 to 16.9% in 2011. The consolidated EBIT margin was 19.8%, decreasing 0.9 percentage points when compared to 2010.

* Percentage calculations exclude “Other/Eliminations”

EBIT and EBIT margin by segment

	Q2
	EBIT (million CLP)			EBIT margin
	2011	2010	% Chg	2011	2010
Beer Chile	11,355	14,915	-23.9%	19.7%	25.4%
Beer Argentina	2,432	2,279	6.7%	7.0%	7.7%
Non-alcoholic beverages	5,538	6,270	-11.7%	10.8%	13.5%
Wine	1,909	3,971	-51.9%	5.4%	10.8%
Spirits	1,396	1,530	-8.7%	12.9%	13.9%
Other/Eliminations	-2,476	5,030	NM	-	-
TOTAL	20,155	33,996	-40.7%	10.5%	18.8%

	YTD
	EBIT (million CLP)			EBIT margin
	2011	2010	%Chg	2011	2010
Beer Chile	45,503	39,538	15.1%	31.5%	29.1%
Beer Argentina	12,291	11,490	7.0%	14.2%	15.5%
Non-alcoholic beverages	18,307	16,375	11.8%	15.6%	15.4%
Wine	8,822	5,330	65.5%	13.9%	8.4%
Spirits	2,663	2,581	3.2%	13.5%	13.7%
Other/Eliminations	-1,535	6,536	NM	-	-
TOTAL	86,050	81,850	5.1%	19.8%	20.8%

EBITDA

Q2’11

Decreased 28.7%, to CLP 32,166 million and the consolidated EBITDA margin decreased from 25.0% in Q2’10 to 16.8% in Q2’11, explained by higher MSD&A and the absence of the NRI results in 2010. Isolating the NRI derived from the sale of a site in Lima during the second quarter 2010, the consolidated EBITDA margin decreased from 21.3% in Q2’10 to 16.8% in Q2’11.

2011

Increased 5.9% to CLP 109,581 million and the EBITDA margin decreased from 26.2% in 2010 to 25.3% in 2011. The accumulated EBITDA before NRI increased 0.1% to CLP 96,898 and the margin decreased from 24.5% in 2010 to 22.3% in 2011.

* Percentage calculations exclude “Other/Eliminations”

EBITDA and EBITDA margin by segment

	Q2
	EBITDA (million CLP)			EBITDA margin
	2011	2010	% Chg	2011	2010
Beer Chile	15,487	18,511	-16.3%	26.8%	31.6%
Beer Argentina	3,703	3,484	6.3%	10.7%	11.8%
Non-alcoholic beverages	8,126	8,597	-5.5%	15.8%	18.4%
Wine	3,598	5,658	-36.4%	10.2%	15.4%
Spirits	1,819	1,954	-6.9%	16.8%	17.8%
Other/Eliminations	-566	6,893	-108.2%	-	-
TOTAL	32,166	45,098	-28.7%	16.8%	25.0%

	YTD
	EBITDA (million CLP)			EBITDA margin
	2011	2010	% Chg	2011	2010
Beer Chile	53,506	46,623	14.8%	37.0%	34.3%
Beer Argentina	14,830	13,853	7.1%	17.1%	18.7%
Non-alcoholic beverages	23,431	20,961	11.8%	20.0%	19.7%
Wine	12,063	8,565	40.8%	19.0%	13.6%
Spirits	3,474	3,419	1.6%	17.7%	18.2%
Other/Eliminations	2,278	10,031	-77.3%	-	-
TOTAL	109,581	103,452	5.9%	25.3%	26.2%

ALL OTHER

Q2’11

In All other we include the following: Net financing expenses, Share of profits of associates and joint ventures, Exchange rate differences, Result of indexed units and Other gains/(losses). The total variation of these accounts, when compared to the same quarter last year, is a lower result of CLP 2,915 million mainly explained by:

	•	Other gains/(losses) and Exchange rate differences, which decreased CLP 2,663 million mostly due to losses related to hedges covering foreign exchange variations on taxes.

•

Results of indexed units, which decreased CLP 317 million, mainly due to a 1.44% increase of the UF value in Q2’11 compared with a 0.97% UF variation in Q2’10 . (The UF is a monetary unit indexed to the CPI variation).

	•	Share of profits of associates and joint ventures, which decreased CLP 236 million, mainly explained by lower results in FOODs Compañía de Alimentos CCU S.A. and in Promarca S.A.

These was partially offset by:

	•	Net financing expenses, which decreased CLP 300 million, from a net expense of CLP 1,947 million to CLP 1,646 million as a result of higher cash and cash equivalent balances.

2011	Decreased in CLP 3,229 million from a loss of CLP 4,152 million to a loss of CLP 7,382 million, due mostly to lower Other gains/(losses).

INCOME TAX

Q2’11

Income tax decreased CLP 5,326 million due to the absence this year of non recurrent additional tax paid on the Peru site sale’s profit in 2010, the effect of foreign exchange fluctuations on taxes and lower results before taxes in Chile this quarter.

2011

Decreased CLP 1,503 million mainly due to the absence this year of non recurrent additional tax paid on the Peru site sale’s profit in 2010, the effect of foreign exchange fluctuations on taxes partially compensated by higher taxes related with the insurance claim settlement.

MINORITY INTEREST

Q2’11	Decreased CLP 1,009 million to CLP 1,397 million mostly due to the lower results in Viña San Pedro Tarapacá and Aguas CCU-Nestlé.

2011	Increased CLP 1,048 million to CLP 5,718 million due to the higher results of Viña San Pedro Tarapaca S.A. explained mainly by the effect of the insurance claim settlement.

NET PROFIT

Q2’11	Decreased CLP 10,421 million to CLP 10,197 million due mostly to lower EBIT, lower All other result, partially compensated by lower Minority interest and lower Income tax.

2011	Increased CLP 1,426 million to CLP 55,711 million due mostly to higher EBIT and lower Income tax partially compensated by lower All other result and higher Minority interest

NON RECURRING ITEMS

As of March 31, 2011 CCU had settled the insurance claims related to the 2010 earthquake which generated a positive non recurring effect of CLP 12,683 million, at EBIT level, to make up for the operational losses caused by the natural disaster. The compensation has the following breakdown:

1. The compensation for destroyed finished product at sales value, business interruption damages, and cost and expenses incurred in order setting and cleaning amounted to CLP 7,875 millions.

2. The compensation corresponding to machinery and equipment write offs valued at replacement cost, amounted to CLP 4,808 million.

As of April 2011, the Company received full payment of the total amount of CLP 43,478 million as total compensation of the damages caused by the 2010 earthquake.

Also, during the second quarter 2010, we recorded a NRI derived from the sale of a site in Lima which generated a one time profit before taxes of CLP 6,670 million.

The following schedules show the EBIT/EBITDA and EBIT/EBITDA margins, both, before NRI to facilitate the comparison between quarters:

	Q2
	EBIT before NRI (million CLP)			EBIT margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	11,355	14,915	-23.9%	19.7%	25.4%
Beer Argentina	2,432	2,279	6.7%	7.0%	7.7%
Non-alcoholic beverages	5,538	6,270	-11.7%	10.8%	13.5%
Wine	1,909	3,971	-51.9%	5.4%	10.8%
Spirits	1,396	1,530	-8.7%	12.9%	13.9%
Other/Eliminations	-2,476	-1,640	51.0%	-	-
TOTAL	20,155	27,326	-26.2%	10.5%	15.1%

	YTD AS OF JUNE
	EBIT before NRI (million CLP)			EBIT margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	40,174	39,538	1.6%	27.8%	29.1%
Beer Argentina	12,291	11,490	7.0%	14.2%	15.5%
Non-alcoholic beverages	17,071	16,375	4.3%	14.5%	15.4%
Wine	2,961	5,330	-44.4%	4.7%	8.4%
Spirits	2,356	2,581	-8.7%	12.0%	13.7%
Other/Eliminations	-1,486	-134	1008.2%	-	-
TOTAL	73,367	75,180	-2.4%	16.9%	19.1%

	Q2
	EBITDA before NRI (million CLP)			EBITDA margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	15,487	18,511	-16.3%	26.8%	31.6%
Beer Argentina	3,703	3,484	6.3%	10.7%	11.8%
Non-alcoholic beverages	8,126	8,597	-5.5%	15.8%	18.4%
Wine	3,598	5,658	-36.4%	10.2%	15.4%
Spirits	1,819	1,954	-6.9%	16.8%	17.8%
Other/Eliminations	-566	223	-353.4%	-	-
TOTAL	32,166	38,429	-16.3%	16.8%	21.3%

	YTD AS OF JUNE
	EBITDA before NRI (million CLP)			EBITDA margin before NRI
	2011	2010	% Chg	2011	2010
Beer Chile	48,177	46,623	3.3%	33.3%	34.3%
Beer Argentina	14,830	13,853	7.1%	17.1%	18.7%
Non-alcoholic beverages	22,196	20,961	5.9%	18.9%	19.7%
Wine	6,202	8,565	-27.6%	9.8%	13.6%
Spirits	3,167	3,419	-7.4%	16.1%	18.2%
Other/Eliminations	2,327	3,361	-30.8%	-	-
TOTAL	96,898	96,782	0.1%	22.3%	24.5%

BUSINESS UNITS HIGHLIGHTS (Exhibits 3 & 4)

Business segments are reflected in the same way that each Strategic Business Unit (SBU) is managed. Corporate shared services and distribution and logistics expenses have been allocated to each SBU based on Service Level Agreements. The non-allocated corporate overhead expenses, the result of the logistics subsidiary and the Cider business in Argentina are included in “Other/Eliminations”.

BEER CHILE

Net sales	decreased 1.5% to CLP 57,753 million as a result of 2.9% lower sales volume and 2.4% higher average prices.

EBIT

decreased 23.9% to CLP 11,355 million, mainly as a result of lower Gross profit and higher MSD&A expenses. The Gross profit decrease is explained by lower Net sales and higher COGS which increased 2.4% to CLP 24,987 million mainly due to lower finished product inventory depletion, higher cost of energy and higher depreciation partially compensated by lower cost of raw material attributable to a stronger Chilean peso. As a percentage of Net sales, COGS increased from 41.6% in Q2’10 to 43.3% in Q2’11. The MSD&A expenses increased 10.2% to CLP 21,361 million due mostly to higher marketing and distribution expenses. As a percentage of Net sales, MSD&A increased from 33.1% to 37.0%. The EBIT margin decreased from 25.4% to 19.7%.

EBITDA	decreased 16.3% to CLP 15,487 million and the EBITDA margin was 26.8% or 4.8 percentage points lower than in Q2’10.

Comments

The volume drop of 2.9% contrasts with the 10.3% growth experienced in Q2’10 as a consequence of the post earthquake consumption acceleration and finished product inventory reposition throughout the distribution chain. Notwithstanding, the premium category continues growing at a double digit rate. The higher average price is mainly due to the 6% one way packaging price increase effective August 2010 and to a lesser degree, to the average price increase of 7% with inception on June 1, 2011. This recent price increase aims to compensate the higher costs of commodities, fuel and electricity which are affecting the industry.

BEER ARGENTINA

Net sales

measured in Chilean pesos increased 16.8% to CLP 34,518 million, as a result of 6.5% higher sales volumes and 12.4% higher average prices in order to partially compensate the increase in costs and expenses due to inflation. It has to be highlighted that in 2010 Beer Argentina had extraordinary Net income from the post earthquake beer exports to Chile for CLP 848 million.

EBIT

measured in Chilean pesos increased 6.7% to CLP 2,432 million in Q2’11, as a consequence of higher Gross profit, partially compensated by higher MSD&A. Gross profit increased due to higher Net sales enough to compensate the higher

MSD&A expenses which increased 28.3%, from CLP 13,568 million to CLP 17,402 million, due to inflationary pressures, unionization of sales personnel, higher marketing, higher distribution expenses and sales taxes. COGS increased 8.1%, to CLP 14,780 million this quarter mainly due to higher cost of raw material and energy costs. As a percentage of Net sales, COGS decreased from 46.3% to 42.8% in Q2’11. As a percentage of Net sales, MSD&A expenses increased from 45.9% to 50.4%. The EBIT margin decreased from 7.7% in Q2’10 to 7.0% in Q2’11.

EBITDA	increased 6.3% to CLP 3,703 million this quarter and the EBITDA margin decreased from 11.8% to 10.7%.

Comments

 Sales prices were adjusted during February 2011 and again in July 2011 in order to compensate for the inflationary cost pressures. Total volume grew 6.5%, where premium brands volumes increased at a double digit rate. The results in Chilean pesos are affected by the depreciation of the Argentinean peso (4.8%) and the appreciation of the Chilean peso (11.0%), both vis a vis the dollar. The results in dollars are as follows: EBIT increased 14.7% and EBITDA increased 15.8%, while the EBITDA margin decreased from 12.8% to 11.1%.

NON-ALCOHOLIC BEVERAGES

Net sales	increased 10.1% to CLP 51,299 million due to higher volumes of 4.9% and a 4.6% increase in the average price.

EBIT

decreased 11.7% to CLP 5,538 million, despite of higher Net sales due to higher COGS and higher MSD&A expenses. COGS increased 15.6% to CLP 27,233 million mainly due to price increases in raw material such as sugar and resin, and in energy. COGS, as a percentage of Net sales, increased from 50.6% to 53.1%. As a consequence, gross margin decreased from 49.4% to 46.9%. MSD&A increased 9.7% to CLP 18,475 million mainly due to higher distribution and marketing expenses, while as a percentage of Net sales, MSD&A remained almost flat at 36.1% and the EBIT margin decreased from 13.5% to 10.8%.

EBITDA	decreased 5.5% to CLP 8,126 million and the EBITDA margin decreased to 15.8%, 2.6 percentage points lower than in Q2’10.

Comments

Volumes had a remarkable performance during the quarter considering the tough comparable of 2010 after the earthquake: nectars increased 9.6%, soft drinks 2.7%, and water 9.2%. The segment’s average price increased 4.6% due to the 3% price increase in all categories on November 2010 and 1% in soft drinks at the beginning of April 2011. The purpose of these price actions is to mitigate raw materials, energy and fuel price raise.

WINE

Net sales

decreased 4.3% to CLP 35,102 million due to a decrease in volume of 6.5%, excluding bulk wine, partially offset by an increase of 2.6% in the average price in CLP. Chile exports volume decreased 11.9% while price increased 13% in USD. The Chile domestic volume decreased 2.1%, however fine wine sales grew 20.7% and domestic prices increased 11.9% due to price increases in August 2010 and May/June 2011. The Chilean currency became 11.0% stronger than the USD during the quarter. Argentina’s volume increased 6.1% while average USD price increased 16.9%.

EBIT

decreased 51.9% from CLP 3,971 million to CLP 1,909 million in Q2’11, due mostly to lower Gross profit as a consequence of lower Net sales and higher COGS, marginally compensated by lower MSD&A. COGS increased 3.0% from CLP 22,789 million to CLP 23,480 million due mostly to the higher cost of wine and energy. As a percentage of Net sales, COGS increased from 62.1% to 66.9%. Consequently, the gross margin decreased from 37.9% to 33.1% in Q2’11. MSD&A decreased 1.7% to CLP 9,775 million. As a percentage of Net sales, MSD&A increased from 27.1% to 27.8%. As a consequence, the EBIT margin decreased from 10.8% in Q2’10 to 5.4% in Q2’11.

EBITDA	decreased 36.4% to CLP 3,598 million and the EBITDA margin decreased from 15.4% to 10.2%.

Comments

The industry has been affected by higher grape and wine prices, as a direct consequence of stocks lost during last year’s earthquake and a smaller 2010 and 2011 vintage. This has had a direct impact on COGS. Additionally, the strengthening of the Chilean currency vis a vis the foreign currencies in the company’s export markets has affected revenues. In order to compensate for the revenue erosion, the company has increased prices and improved sales putting special focus on fine wines.

SPIRITS

Net sales	decreased 1.6% to CLP 10,835 million as a result of lower sales of non core products (ie wine). Net sales of core products were flat due to 2.7% higher average price compensated by 2.5% lower volume.

EBIT

decreased 8.7% from CLP 1,530 million to CLP 1,396 million, mainly due to lower Net sales and higher MSD&A, partially compensated by lower COGS, which decreased 1.2% from CLP 5,708 million to CLP 5,641 million, due mostly to lower volume of non core products. COGS as a percentage of Net sales increased from 51.9% to 52.1%. MSD&A expenses increased 1.0% to CLP 3,802 million, mostly due to a one time severance payment. As a percentage of Net sales, MSD&A increased from 34.2% to 35.1%. As a consequence, the EBIT margin decreased from 13.9% to 12.9%.

EBITDA	decreased 6.9% from CLP 1,954 million to CLP 1,819 million, while the EBITDA margin decreased from 17.8% to 16.8%.

Comments

 Premium pisco volume had a good performance increasing 8% in Q2 in anticipation of a 4% price increase announcement to be effective in mid July. Since July 1 CPCh began the distribution in Chile of Pernod Ricard products in all channels with the exception of modern trade.

(The exhibits to follow, figures have been rounded and may not sum exactly the totals shown.)
Note: EBITDA represents EBIT plus depreciation and amortization. EBITDA is not a calculation based on generally accepted accounting principles. The amounts in the EBITDA calculation, however, are derived from amounts included in the historical statements of income data. EBITDA is presented as supplemental information because management believes that EBITDA is useful in assessing the Company’s operations. EBITDA is useful in evaluating the operating performance compared to that of other companies, as the calculation of EBITDA eliminates the effects of financing, income taxes and the accounting of capital spending, which items may vary for reasons unrelated to overall operating performance. When analyzing the operating performance, however, investors should use EBITDA in addition to, not as an alternative for, EBIT and net income. Investors should also note that CCU’s presentation of EBITDA may not be comparable to similarly titled measures used by other companies

Exhibit 1: Income Statement (Second Quarter 2011)
Q2	2011	2010	2010(1)	2009(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	187,682	177,127	400.9	378.4	6.0
Other revenue	3,707	3,621	7.9	7.7	2.4
Interco sales revenue	0	0	0.0	0.0	-
Net sales	191,389	180,748	408.8	386.1	5.9
Cost of goods sold	(96,328)	(86,777)	(205.8)	(185.4)	11.0
% of net sales	50.3	48.0	50.3	48.0
Gross profit	95,061	93,971	203.1	200.7	1.2
MSD&A (2)	(75,211)	(66,881)	(160.7)	(142.9)	12.5
% of net sales	39.3	37.0	39.3	37.0
Other operating income/(expenses)	305	236	0.7	0.5	29.2
EBIT before NRI	20,155	27,326	43.1	58.4	(26.2)
% of net sales	10.5	15.1	10.5	15.1
NRI	0	6,670	0.0	14.2	-
EBIT	20,155	33,996	43.1	72.6	(40.7)
% of net sales	10.5	18.8	10.5	18.8
Net financing expenses	(1,646)	(1,947)	(3.5)	(4.2)	(15.4)
Share of profits of associates and joint
ventures	79	315	0.2	0.7	(75.0)
Exchange rate differences	(500)	(420)	(1.1)	(0.9)	19.1
Results of indexed units	(2,444)	(2,127)	(5.2)	(4.5)	14.9
Other gains/(losses)	(783)	1,800	(1.7)	3.8	n/a
INCOME/(LOSS) BEFORE TAXES	14,860	31,616	31.7	67.5	(53.0)
Income tax	(3,266)	(8,592)	(7.0)	(18.4)	(62.0)
NET PROFIT FOR THE PERIOD	11,594	23,024	24.8	49.2	(49.6)

NET PROFIT before NRI
ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	10,197	16,913	21.8	36.1	(39.7)

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	10,197	20,618	21.8	44.0	(50.5)
MINORITY INTEREST	1,397	2,406	3.0	5.1	(41.9)

Net profit attributable to Parent Company
Shareholders as % of net sales	5.3	11.4	5.3	11.4

Earnings per share	32.0	64.7	0.1	0.1	(50.5)
Earnings per ADR	160.1	323.7	0.3	0.7	(50.5)

EBITDA(3) before NRI	32,166	38,429	68.7	82.1	(16.3)
% of net sales	16.8	21.3	16.8	21.3
EBITDA(3)	32,166	45,098	68.7	96.3	(28.7)
% of net sales	16.8	25.0	16.8	25.0

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	12,012	11,103	25.7	23.7	8.2
Capital Expenditures	13,910	14,601	29.7	31.2	(4.7)
(1) Exchange rate: US$1.00 = CLP 468.15
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Please see full note in page before exhibits

Exhibit 2: Income Statement (Six Months ended on June 30, 2011)

YTD AS OF JUNE	2011	2010	2011(1)	2010(1)	VARIANCE %
	(CLP million)	(CLP million)	(US$ million)	(US$ million)
Core revenue	425,582	386,796	909.1	826.2	10.0
Other revenue	8,070	7,604	17.2	16.2	6.1
Interco sales revenue	0	0	0.0	0.0	-
Net sales	433,651	394,400	926.3	842.5	10.0
Cost of goods sold	(203,862)	(178,941)	(435.5)	(382.2)	13.9
% of net sales	47.0	45.4	47.0	45.4
Gross profit	229,789	215,459	490.8	460.2	6.7
MSD&A (2)	(157,871)	(140,621)	(337.2)	(300.4)	12.3
% of net sales	36.4	35.7	36.4	35.7
Other operating income/(expenses)	1,449	342	3.1	0.7	323.6
EBIT before NRI	73,367	75,180	156.7	160.6	(2.4)
% of net sales	16.9	19.1	16.9	19.1
NRI	12,683	6,670	27.1	14.2	90.2
EBIT	86,050	81,850	183.8	174.8	5.1
% of net sales	19.8	20.8	19.8	20.8
Net financing expenses	(3,500)	(4,373)	(7.5)	(9.3)	(20.0)
Share of profits of associates and joint
ventures	792	226	1.7	0.5	249.8
Exchange rate differences	(378)	39	(0.8)	0.1	n/a
Results of indexed units	(3,593)	(2,677)	(7.7)	(5.7)	34.2
Other gains/(losses)	(702)	2,632	(1.5)	5.6	n/a
INCOME/(LOSS) BEFORE TAXES	78,668	77,697	168.0	166.0	1.2
Income tax	(17,239)	(18,743)	(36.8)	(40.0)	(8.0)
NET PROFIT FOR THE PERIOD	61,429	58,955	131.2	125.9	4.2

NET PROFIT before NRI
ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	47,652	50,581	101.8	108.0	(5.8)

NET PROFIT ATTRIBUTABLE TO:
PARENT COMPANY SHAREHOLDERS	55,711	54,286	119.0	116.0	2.6
MINORITY INTEREST	5,718	4,669	12.2	10.0	22.5

Net profit attributable to Parent Company
Shareholders as % of net sales	12.8	13.8	12.8	13.8

Earnings per share	174.9	170.4	0.4	0.4	2.6
Earnings per ADR	874.6	852.2	1.9	1.8	2.6

EBITDA(3) before NRI	96,898	96,782	207.0	206.7	0.1
% of net sales	22.3	24.5	22.3	24.5
EBITDA(3)	109,581	103,452	234.1	221.0	5.9
% of net sales	25.3	26.2	25.3	26.2

OTHER INFORMATION
Number of shares	318,502,872	318,502,872	318,502,872	318,502,872
Shares per ADR	5	5	5	5

DEPRECIATION	23,531	21,603	50.3	46.1	8.9
Capital Expenditures	26,787	25,925	57.2	55.4	3.3
(1) Exchange rate: US$1.00 = CLP 468.15
(2) MSD&A refers to Marketing selling, distribution and administrative expenses
(3) Please see full note in page before exhibits

Exhibit 3: Segment Information - Second Quarter 2011
Q2	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Core revenue	57,078	57,394	34,215	28,605	50,068	45,620	33,819	35,254	10,272	10,253	2,230	0	187,682	177,127
Other revenue	590	650	282	90	407	238	1,279	1,413	127	249	1,022	982	3,707	3,621
Interco sales revenue	85	570	20	848	825	739	4	4	436	504	(1,371)	(2,666)	0	0
Net sales	57,753	58,615	34,518	29,542	51,299	46,598	35,102	36,671	10,835	11,006	1,882	(1,684)	191,389	180,748
variance %	-1.5		16.8		10.1		-4.3		-1.6				5.9
Cost of goods sold	(24,987)	(24,392)	(14,780)	(13,672)	(27,233)	(23,562)	(23,480)	(22,789)	(5,641)	(5,708)	(208)	3,346	(96,328)	(86,777)
% of net sales	43.3	41.6	42.8	46.3	53.1	50.6	66.9	62.1	52.1	51.9			50.3	48.0
Gross profit	32,767	34,223	19,738	15,871	24,067	23,036	11,621	13,882	5,194	5,298	1,674	1,661	95,061	93,971
MSD&A (1)	(21,361)	(19,383)	(17,402)	(13,568)	(18,475)	(16,838)	(9,775)	(9,944)	(3,802)	(3,766)	(4,396)	(3,383)	(75,211)	(66,881)
% of net sales	37.0	33.1	50.4	45.9	36.0	36.1	27.8	27.1	35.1	34.2			39.3	37.0
Other operating income/(expenses)	(51)	74	96	(24)	(54)	73	63	33	4	(2)	247	82	305	236
EBIT before NRI(2)	11,355	14,915	2,432	2,279	5,538	6,270	1,909	3,971	1,396	1,530	(2,476)	(1,640)	20,155	27,326
variance %	-23.9		6.7		-11.7		-51.9		-8.7				-26.2
% of net sales	19.7	25.4	7.0	7.7	10.8	13.5	5.4	10.8	12.9	13.9			10.5	15.1
NRI	0	0	0	0	0	0	0	0	0	0	0	6,670	0	6,670
EBIT	11,355	14,915	2,432	2,279	5,538	6,270	1,909	3,971	1,396	1,530	(2,476)	5,030	20,155	33,996
variance %	-23.9		6.7		-11.7		-51.9		-8.7				-40.7
% of net sales	19.7	25.4	7.0	7.7	10.8	13.5	5.4	10.8	12.9	13.9			10.5	18.8
EBITDA before NRI(2)	15,487	18,511	3,703	3,484	8,126	8,597	3,598	5,658	1,819	1,954	(566)	223	32,166	38,429
variance %	-16.3		6.3		-5.5		-36.4		-6.9				-16.3
% of net sales	26.8	31.6	10.7	11.8	15.8	18.4	10.2	15.4	16.8	17.8			16.8	21.3
EBITDA	15,487	18,511	3,703	3,484	8,126	8,597	3,598	5,658	1,819	1,954	(566)	6,893	32,166	45,098
variance %	-16.3		6.3		-5.5		-36.4		-6.9		-108.2		-28.7
% of net sales	26.8	31.6	10.7	11.8	15.8	18.4	10.2	15.4	16.8	17.8			16.8	25.0

Q2	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES(HL)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT VOLUME	1,014,325	1,044,807	827,853	777,687	1,422,595	1,355,747	313,996	335,865	51,271	52,564	23,652	-	3,653,690	3,566,671
variance %	-2.9		6.5		4.9		-6.5		-2.5		-		2.4
					SOFT DRINKS		CHILE DOMESTIC
					932,757	907,807	149,408	152,589
variance %					2.7		-2.1
					NECTAR		CHILE EXPORTS
					234,672	214,203	146,422	166,148
variance %					9.6		-11.9
					WATER		ARGENTINA
					255,165	233,737	18,166	17,128
variance %					9.2		6.1
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 2,033 Hl and 32,880 Hl in 2011 and 2010 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 12,900 Hl and 13,076 Hl in 2011 and 2010 respectively

Q2	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT AVE. PRICE	56,272	54,933	41,330	36,782	35,195	33,650	107,705	104,965	200,347	195,062	94,299		51,368	49,662
variance %	2.4		12.4		4.6		2.6		2.7				3.4
					SOFT DRINKS		CHILE DOMESTIC
					34,791	32,807	80,765	72,195
variance %					6.0		11.9
					NECTAR		CHILE EXPORTS
					45,526	44,566	130,047	130,963
variance %					2.2		-0.7
					WATER		ARGENTINA
					27,169	26,918	149,194	144,703
variance %					0.9		3.1

Exhibit 4: Segment Information - Six Months ended on June 30, 2011
YTD AS OF JUNE	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
(CLP million)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Core revenue	142,977	133,337	85,336	70,994	114,761	104,159	60,835	60,354	18,731	17,952	2,941	0	425,582	386,796
Other revenue	1,396	1,351	1,215	944	706	501	2,697	2,741	257	355	1,798	1,710	8,070	7,604
Interco sales revenue	154	1,219	41	2,150	1,950	1,672	7	6	687	506	(2,840)	(5,552)	0	0
Net sales	144,527	135,907	86,593	74,088	117,417	106,332	63,539	63,101	19,676	18,814	1,900	(3,842)	433,651	394,400
variance %	6.3		16.9		10.4		0.7		4.6				10.0
Cost of goods sold	(58,533)	(54,208)	(34,397)	(31,628)	(59,421)	(50,738)	(42,054)	(39,489)	(10,267)	(9,723)	810	6,845	(203,862)	(178,941)
% of net sales	40.5	39.9	39.7	42.7	50.6	47.7	66.2	62.6	52.2	51.7			47.0	45.4
Gross profit	85,994	81,699	52,195	42,460	57,996	55,594	21,485	23,612	9,409	9,091	2,710	3,003	229,789	215,459
MSD&A (1)	(45,794)	(42,398)	(40,075)	(30,969)	(41,788)	(39,351)	(18,683)	(18,306)	(7,063)	(6,510)	(4,469)	(3,087)	(157,871)	(140,621)
% of net sales	31.7	31.2	46.3	41.8	35.6	37.0	29.4	29.0	35.9	34.6			36.4	35.7
Other operating income/(expenses)	(25)	236	170	(0)	863	132	159	25	9	(1)	273	(50)	1,449	342
EBIT before NRI(2)	40,174	39,538	12,291	11,490	17,071	16,375	2,961	5,330	2,356	2,581	(1,486)	(134)	73,367	75,180
variance %	1.6		7.0		4.3		-44.4		-8.7				-2.4
% of net sales	27.8	29.1	14.2	15.5	14.5	15.4	4.7	8.4	12.0	13.7			16.9	19.1
NRI	5,329	0	0	0	1,236	0	5,861	0	307	0	(49)	6,670	12,683	6,670
EBIT	45,503	39,538	12,291	11,490	18,307	16,375	8,822	5,330	2,663	2,581	(1,535)	6,536	86,050	81,850
variance %	15.1		7.0		11.8		65.5		3.2		-123.5		5.1
% of net sales	31.5	29.1	14.2	15.5	15.6	15.4	13.9	8.4	13.5	13.7			19.8	20.8
EBITDA before NRI(2)	48,177	46,623	14,830	13,853	22,196	20,961	6,202	8,565	3,167	3,419	2,327	3,361	96,898	96,782
variance %	3.3		7.1		5.9		-27.6		-7.4		-30.8		0.1
% of net sales	33.3	34.3	17.1	18.7	18.9	19.7	9.8	13.6	16.1	18.2			22.3	24.5
EBITDA	53,506	46,623	14,830	13,853	23,431	20,961	12,063	8,565	3,474	3,419	2,278	10,031	109,581	103,452
variance %	14.8		7.1		11.8		40.8		1.6		-77.3		5.9
% of net sales	37.0	34.3	17.1	18.7	20.0	19.7	19.0	13.6	17.7	18.2			25.3	26.2

YTD AS OF JUNE	Beer Chile		Beer Argentina(3)		Non- alcoholic(4)		Wine(5)		Spirits		Other/eliminations		Total
VOLUMES (HL)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
TOTAL SEGMENT	2,537,595	2,435,107	2,091,881	1,960,653	3,304,224	3,169,477	565,351	591,693	94,624	93,231	30,762	-	8,624,435	8,250,161
variance %	4.2		6.7		4.3		-4.5		1.5		-		4.5
					SOFT DRINKS		CHILE DOMESTIC
					2,138,611	2,081,047	261,883	266,287
variance %					2.8		-1.7
					NECTAR		CHILE EXPORTS
					468,510	414,231	271,823	290,499
variance %					13.1		-6.4
					WATER		ARGENTINA
					697,102	674,199	31,645	34,907
variance %					3.4		-9.3
(1) MSD&A refers to Marketing selling, distribution and administrative expenses
(2) NRI refers to Non-recurring items
(3) Excludes exports to Chile of 4,937 Hl and 78,484 Hl in 2011 and 2010 respectively
(4) Includes softdrink (sofdrink, tea , sports and energetic drinks) , nectars and water (purified and mineral)
(5) Excludes bulk wine of 31,691 Hl and 28,724 Hl in 2011 and 2010 respectively

YTD AS OF JUNE	Beer Chile		Beer Argentina		Non-Alcoholic		Wines		Spirits		Other/eliminations		Total
AVE. PRICES (CLP/Hl)	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
SEGMENT AVE. PRICE	56,344	54,756	40,794	36,209	34,732	32,863	107,604	102,001	197,956	192,554	95,618		49,346	46,883
variance %	2.9		12.7		5.7		5.5		2.8		-		5.3
					SOFT DRINKS		CHILE DOMESTIC
					34,495	32,454	80,934	69,374
variance %					6.3		16.7
					NECTAR		CHILE EXPORTS
					45,935	44,545	128,369	127,469
variance %					3.1		0.7
					WATER		ARGENTINA
					27,926	26,948	149,943	138,954
variance %					3.6		7.9

Exhibit 5: Balance Sheet
	June 30	December 31	June 30	December 31%
	2011	2010	2011	2010	Change
ASSETS	(CLP million)	(CLP million)	(US$ million)(1)	(US$ million)(1)
Cash and cash equivalents	151,877	151,614	324	324	0.2
Other current assets	271,654	294,668	580	629	(7.8)
Total current assets	423,531	446,282	905	953	(5.1)

PP&E (net)	522,792	508,162	1,117	1,085	2.9
Other non current assets	192,372	197,245	411	421	(2.5)
Total non current assets	715,164	705,407	1,528	1,507	1.4
Total assets	1,138,695	1,151,689	2,432	2,460	(1.1)

LIABILITIES
Loans and other liabilities	32,041	12,822	68	27	149.9
Other liabilities	168,045	224,136	359	479	(25.0)
Total current liabilities	200,086	236,958	427	506	(15.6)

Loans and other liabilities	211,984	220,145	453	470	(3.7)
Other liabilities	83,428	79,512	178	170	4.9
Total non current liabilities	295,412	299,657	631	640	(1.4)
Total Liabilities	495,497	536,615	1,058	1,146	(7.7)

EQUITY
Paid-in capital	231,020	231,020	493	493	0.0
Other reserves	(40,351)	(37,119)	(86)	(79)	0.0
Retained earnings	339,610	311,754	725	666	8.9

Net equity attributable to parent company shareholders	530,278	505,655	1,133	1,080	4.9
Minority interest	112,920	109,419	241	234	3.2
Total equity	643,198	615,074	1,374	1,314	4.6
Total equity and liabilities	1,138,695	1,151,689	2,432	2,460	(1.1)

OTHER FINANCIAL INFORMATION

Total financial debt	244,024	232,967	521	498	4.7%

Net debt (2)	92,147	81,353	197	174	0.1

Liquidity ratio	2.12	1.88
Financial Debt / Capitalization	0.28	0.27
Net debt / EBITDA (3)	0.43	0.39
(1) Exchange rate: US$1.00 = CLP 468.15
(2) Total financial debt minus cash & cash equivalents
(3) Last 12 months of EBITDA.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía Cervecerías Unidas S.A.
(United Breweries Company, Inc.)

/s/ Ricardo Reyes
Chief Financial Officer

Date: August 04, 2011